UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. Four)*


Capital Automotive REIT
(Name of Issuer)

REIT
(Title of Class of Securities)

139733109
(Cusip Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















1.	 NAME OF REPORTING PERSON
       S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

    	 NewSouth Capital Management, Inc.
       Tax ID #: 62-1237220

2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                        (b)[ ]
3.	 SEC USE ONLY

4. 	 CITIZENSHIP OR PLACE OF ORGANIZATION
     	 Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.	SOLE VOTING POWER

	625,527

6.	SHARED VOTING POWER

	None

7.	SOLE DISPOSITIVE POWER

	741,877

8.	SHARED DISPOSITIVE POWER

	None

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
	PERSON

	741,877

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	2.7%

12.	TYPE OF REPORTING PERSON*

	I/A








Item 1. (a)  Name of Issuer:

	  	Capital Automotive REIT

Item 1. (b)  Address of Issuer's Principal Executive
             Offices:

			8270 Greensboro Drive
			Suite 950
			Mclean, VA  22102

Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1100 Ridgeway Loop Rd. Suite 444
             Memphis, TN  38120

Item 2. (c) Citizenship:

            USA

Item 2. (d) Title of Class of Securities:

			REIT

Item 2. (e) CUSIP Number:

			139733109

Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a)	Amount Beneficially Owned:
	741,877
(b)	Percent of Class:
	2.7%
(c)	Number of Shares as to which such person has:
(i)	Sole Power to vote or to direct  the
	vote:  625,527
(ii)	Shared Power to vote or to direct the
	vote:  None
(iii)	Sole Power to dispose or to direct the
	disposition of: 741,877
(iv)	Shared Power to dispose or to direct
	the disposition of:  None







Of the 741,877 shares being reported, 7,530 or .03% of the outstanding shares of Capital Automotive REIT are managed by NewSouth Capital Management, Inc. through a Morgan Keegan Preferred Program ("MKPfd") whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth MKPfd retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 741,877 shares being reported, 2,500 or .01% of the outstanding shares of Capital Automotive REIT are managed by NewSouth Capital Management, Inc. through a Smith Barney Fiduciary Services Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth Smith Barney retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 741,877 shares being reported, 7,520 or .03% of the outstanding shares of Capital Automotive REIT are managed by NewSouth Capital Management, Inc. through a Thomas Weisel Partners LLC Asset Management Consulting
Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth Thomas Weisel Partners LLC retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.


Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:  N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A










Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  02/11/2003 as of 12/31/2002

Signature:____________________
Name:      David M. Newman
Title:     Vice President